For the year ended (a) September 30, 1998
File number (c) 811-3084



                        SUB-ITEM 77J

            Restatement of Capital Share Account

    The Fund accounts and reports for distributions to shareholders in accordance with the
American Institute of Certified Public Accountants' Statement of Position 93-2: Determination,
Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return Capital
Distributions by Investment Companies.   The effect of applying
this statement was to increase
undistributed net investment income and decrease accumulated net realized gain on investments by $4,946,053 for net operating losses during the fiscal year ended September 30, 1998. Net investment income, net realized gains and net assets were not affected by this change.